03011936

8-42814

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC RECEIVED FEB 2 8 2003 WASH. D.C. PROCESSING SECTION

3/4/03

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TBG FINANCIAL & INSURANCE SERVICES CORP.
DBA TBG FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
2029 CENTURY PARK EAST 37TH FLOOR

(No. and Street)

LOS ANGELES (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEANNA B. MCMAHON (310) 203-8770
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

355 South Grand Avenue Los Angeles California 90071
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DEANNA B. MCMAHON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TBG FINANCIAL & INSURANCE SERVICES CORP. as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name DEANNA B. MCMAHON
Title EXEC. V.P & COMPLIANCE OFFICER

Notary Public

MELISSA A. MADSEN
Commission # 1369673
Notary Public - California
Los Angeles County
My Comm. Expires Aug 13, 2006

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
TBG Financial & Insurance Services Corp.
dba TBG Financial:

We have audited the accompanying statement of financial condition of TBG Financial & Insurance Services Corp. dba TBG Financial (a wholly owned subsidiary of TBG Insurance Services Corporation) (the Company) as of December 31, 2002 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TBG Financial & Insurance Services Corp. dba TBG Financial as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2003

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Financial Condition

December 31, 2002

Assets		
Assets:		
Cash and cash equivalents	$	618,999
Commissions receivable		22,766
Prepaid taxes		4,309
Receivable from Parent (see note 4 related party transactions)		380,693
Total assets	$	1,026,767
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable	$	15,000
Commissions payable (see note 4 related party transactions)		130,996
Income taxes payable		1,192
Total liabilities		147,188
Shareholder's equity:		
Common stock at $1 par value. Authorized 100,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		23,004
Retained earnings		855,575
Total shareholder's equity		879,579
Total liabilities and shareholder's equity	$	1,026,767

See accompanying notes to financial statements.

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of TBG Insurance Services Corporation)

Statement of Operations

Year ended December 31, 2002

Revenue:		
Gross commissions (see note 4 related party transactions)	$	36,274,631
Less professional fees		15,000
Net commissions		36,259,631
Interest income		11,719
Total revenue		36,271,350
Expenses:		
Management fees		6,420,000
Commissions (see note 4 related party transactions)		13,802,993
Employee-related expenses		10,418,439
Office expense		4,358,488
Selling expense		1,148,020
Other operating expenses		112,529
Total expenses		36,260,469
Income before provision for income taxes		10,881
Provision for income taxes		5,421
Net income	$	5,460

See accompanying notes to financial statements.

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2002

		Common stock	Additional paid-in capital	Retained earnings	Total shareholder's equity
December 31, 2001	$	1,000	23,004	850,115	874,119
Net income		—	—	5,460	5,460
December 31, 2002	$	1,000	23,004	855,575	879,579

See accompanying notes to financial statements.

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	5,460
(Increase) decrease in operating assets:		
Commissions receivable		259,203
Prepaid taxes		16,228
Receivable from Parent		(333,264)
Other receivables		15,000
Increase (decrease) in operating liabilities:		
Accounts payable		15,000
Commissions payable		38,899
Premiums payable		(63,748)
Income taxes payable		1,192
Net cash used by operating activities		(46,030)
Cash and cash equivalents, beginning of year		665,029
Cash and cash equivalents, end of year	$	618,999
Supplemental disclosures of cash flow information:		
Cash paid during the year ended December 31, 2002 for income taxes	$	219

See accompanying notes to financial statements.

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Notes to Financial Statements

December 31, 2002

(1) Description of the Company and Summary of Significant Accounting Policies

(a) Description of Business Activity

TBG Financial & Insurance Services Corp. dba TBG Financial (the Company) specializes in selling variable life insurance contracts to corporations, corporate executives, and individuals located in the United States of America, all customers of TBG Insurance Services Corporation (the Parent). The Company's stock is wholly owned by the Parent.

Nationwide Financial Services, Inc. (Nationwide Financial), a parent of Nationwide Insurance (Nationwide Insurance), owns 62.7% of outstanding shares of the Parent. Nationwide Financial increased its ownership from 49.0% to 62.7% effective May 31, 2002.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from these estimates.

(c) Revenue Recognition

Commission income is recognized when the insurance products have been underwritten, the policies have been issued, and the premiums are paid to the insurance carriers.

(d) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash in banks and short-term investments, which consist of money market accounts with original maturities of 90 days or less.

(2) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2002, the Company does not have a deferred tax asset or liability.

The Company files its federal and certain state tax returns on a consolidated or combined basis with its Parent and other subsidiaries of the Parent. For financial statement purposes, the Company's income tax provision is calculated separately from its Parent.

The provision for income taxes exceeds taxes calculated based on statutory tax rates due to minimum taxes imposed by various states. At December 31, 2002, the Company had a $1,192 in state taxes payable. As of December 31, 2002, there were no tax-related amounts payable to the Parent. The provision for income taxes is summarized as follows.

(Continued)

The Company's provision for income taxes is summarized as follows:

Current	$	5,421
Deferred		—
Total	$	5,421

(3) Cash and Cash Equivalents

The Company places its temporary cash investments with a high credit quality financial institution located in Southern California. At times, such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

(4) Related Party Transactions

(a) Parent's Management Fees and Reimbursed Expenses

The Company pays management fees to the Parent. The management fees are based upon factors such as the indirect administrative and marketing services provided by the Parent and the Company's net capital requirements. Due to timing of payments, a temporary receivable from or payable to Parent difference arises. At December 31, 2002, the Company had a $380,693 receivable from Parent due to such differences.

(b) Other Related Party

The Company receives a substantial portion of its gross commissions from Nationwide Insurance.

Additionally, during 2002, the Company paid commissions to two Company registered representatives, who are officers of 100%-owned subsidiaries of the Parent.

(Continued)

Related party transactions and balances are summarized as follows:

		Parent	Nationwide Insurance
Gross commissions earned	$	—	14,207,440
Management fee expense		6,420,000	—
Commission expense		7,750,382	2,396,734
Reimbursed employee-related expenses		10,418,439	—
Reimbursed office expenses		4,358,488	—
Reimbursed selling expenses		1,148,020	—
Commissions payable		—	22,538
Receivable		380,693	—

(5) Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 12 to 1 (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the regulatory net capital ratio would exceed 10 to 1). At December 31, 2002, the Company's net capital of $494,577 exceeded the net capital requirement of $9,813 by $484,764, and the Company's ratio of aggregate indebtedness to net capital was 0.298 to 1.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts are guaranteed by the FDIC up to $100,000. At December 31, 2002, the Company had $518,999 in excess of FDIC-insured limits. The Company has not experienced any losses in such accounts.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserves requirements because it does not maintain customer accounts or take possession of customer securities.

(6) Chargebacks

When insurance policies are canceled or rewritten, the Company may incur a charge against previously earned commissions. During the year ended December 31, 2002, the Company incurred $254,635 of chargebacks, which were charged against current revenue.

(Continued)

(7) Significant Unrelated Insurance Providers

During 2002, approximately 45% of the variable life insurance contracts sold by the Company were underwritten by three unrelated insurance providers. At December 31, 2002, the amount of commissions receivable from one of these insurance providers totaled $12,086.

Schedule

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Year ended December 31, 2002

Shareholder's equity, December 31, 2002	$	879,579
Less nonallowable assets		(385,002)
Net capital	$	494,577
Minimum net capital required	$	9,813
Excess net capital		484,764
Aggregate indebtedness		147,188
Ratio of aggregate indebtedness to net capital		0.298 to 1

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, filed with the NASD, on January 24, 2003, is not required as no material differences exist.

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

The Board of Directors
TBG Financial & Insurance Services Corp.
dba TBG Financial:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of TBG Financial & Insurance Services Corp. dba TBG Financial (a wholly owned subsidiary of TBG Insurance Services Corporation) (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2003